1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

October 23, 2012

Via Federal Express and EDGAR

Mara L. Ransom

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sears Canada Inc.

Amendment No. 4 to Form 20-F

Filed October 23, 2012

File No. 000-54726

Dear Ms. Ransom:

Per the request of the staff (the “Staff”) of the Securities and Exchange Commission, on behalf of our client, Sears Canada Inc. (the “Company”), we are filing the “US Retail Ecommerce Sales, by Category, 2009-2014” table (attached hereto as Exhibit A), which the Company submitted supplementally to the Staff on August 23, 2012.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

(Enclosure)

cc:	Dietrich King

Charles Lee

Jennifer Thompson

Sondra Snyder

(Securities and Exchange Commission)

Sharon Driscoll

Klaudio Leshnjani

(Sears Canada Inc.)

Patricia A. Koval

(Torys LLP)

Tony Grnak

(Deloitte & Touche LLP)

Exhibit A

US Retail Ecommerce Sales, by Category, 2009-2014

billions

	2009	2010	2011	2012	2013	2014
Apparel, accessories and footwear	$26.7	$30.4	$34.4	$37.6	$41.5	$45.4
Appliances and home improvement	$19.1	$21.8	$24.5	$27.1	$29.9	$32.5
Art and collectibles	$1.8	$2.2	$2.5	$2.9	$3.2	$3.6
Auto parts	$3.6	$4.0	$4.4	$4.8	$5.2	$5.6
Books	$5.4	$5.9	$6.3	$6.7	$7.1	$7.5
Computer hardware, software and peripherals	$27.1	$29.5	$31.8	$34.1	$36.4	$38.8
Consumer electronics	$12.3	$14.0	$15.8	$17.4	$19.2	$20.9
Event tickets	$5.2	$5.6	$6.0	$6.5	$6.9	$7.4
Flowers	$2.4	$2.7	$2.9	$3.1	$3.3	$3.5
Food and beverage	$8.6	$10.3	$11.9	$13.7	$15.5	$17.3
Furniture	$1.8	$2.2	$2.7	$3.2	$3.8	$4.4
Jewelry	$3.4	$3.9	$4.3	$4.8	$5.2	$5.6
Movie tickets	$1.1	$1.2	$1.3	$1.4	$1.5	$1.6
Music/video	$6.2	$6.8	$7.5	$8.2	$8.8	$9.4
Office products	$5.5	$6.0	$6.5	$6.9	$7.4	$7.9
Over-the-counter medicines and personal care	$5.9	$6.7	$7.6	$8.6	$9.7	$10.8
Pets	$1.8	$2.1	$2.5	$2.9	$3.2	$3.7
Sporting goods	$2.9	$3.2	$3.5	$3.7	$3.9	$4.1
Toy and video games	$7.2	$7.5	$8.3	$9.1	$9.9	$10.7
Other	$7.4	$7.5	$7.6	$7.7	$7.9	$8.1

Total	$155.0	$173.0	$192.0	$210.0	$230.0	$249.0

Source: Barclays Capital, “Internet Data Book January 2011,” provided to eMarketer, Jan 13, 2011
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